UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES ACT OF 1934

For the month of August, 2007

Commission File Number 0-31481

ASTRIS ENERGI INC.

---------------------------------

(Translation of registrant’s name into English)

Brookfield Place, 181 Bay Street, Suite 2500

Toronto, Ontario, Canada M5J 2T7

---------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82-_____________.

The following is included in this report on Form 6-K:

Description:

On August 1, 2007, Astris Energi Inc. (the “Company”) issued a press release, attached hereto as Exhibit 99.1, which announced the completion of that certain asset purchase agreement (the “Transaction”) with MKU Canada Inc.  In connection with the completion of the Transaction,  the Company will (i) subject to regulatory approval, change of the name of the Company to Carthew Bay Technologies Inc., (ii) issue to Anthony Durkacz, Jiri Nor and Peter Nor an aggregate of 1,500,000 options to purchase common shares of the Company at an exercise price of US$0.021, and (iii) appoint Michael Liik to serve as the new President and CEO of the Company and appoint Brian Clewes to serve as the new CFO, Secretary and Treasurer of the Company.

On August 9, 2007, the Company filed the material change report attached hereto as Exhibit 99.2 with Canadian Securities Authorities. Included with the material change report was (i) the Amended and Restated Asset Purchase Agreement dated July 12, 2007 (the “Asset Purchase Agreement”), (ii) the First Amendment to Amended and Restated Asset Purchase Agreement dated July 31, 2007 (the “First Amendment to the Asset Purchase Agreement”), and (iii) the Settlement Agreement dated July 26, 2007 (the “Settlement Agreement”).  Accordingly, attached hereto as Exhibit 99.3 is the Asset Purchase Agreement, as Exhibit 99.4 is the First Amendment to the Asset Purchase Agreement and as Exhibit 99.5 is the Settlement Agreement.

INDEX TO EXHIBITS

Exhibit No.

Description

99.1

Press Release Dated August 1, 2007

99.2

Form 51-102F3 - Material Change Report

99.3

Amended and Restated Asset Purchase Agreement dated July 12, 2007

99.4

First Amendment to Amended and Restated Asset Purchase Agreement dated July 31, 2007

99.5

Settlement Agreement dated July 26, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunder duly authorized.

Dated: August 16, 2007

ASTRIS ENERGI INC.

n/k/a Carthew Bay Technologies Inc.

(Registrant)

/s/ Michael Liik

---------------------------------

By: Michael Liik, President and CEO

Dated: August 16, 2007

ASTRIS ENERGI INC.

n/k/a Carthew Bay Technologies Inc.

(Registrant)

/s/ Brian Clewes

---------------------------------

By: Brian Clewes, CFO, Secretary and Treasurer